Exhibit 99.1

NICE Exceeds Revenue Guidance with 36% Growth Driven by
Continued Strong Cloud Momentum for the Third Quarter 2017

 Recurring Revenue Accounted for Nearly 70% of Total Revenue
Cash Flow from Operations for the First Three Quarters of 2017 Exceeds $300 Million

Hoboken, New Jersey, November 2, 2017 - NICE (NASDAQ: NICE) today announced results for the third quarter 2017 ended September 30, 2017.

Third Quarter 2017 Financial Highlights

GAAP	Non-GAAP
Revenue growth of 36% year-over-year	Revenue growth of 36% year-over-year
Gross profit increased 30% year-over-year to $207 million	Gross profit increased 34% year-over-year to $233 million
Operating income of $33 million, down 8% year-over-year	Operating income of $78 million, up 22% year-over-year
Operating margin of 10.3% compared to 15.2% last year	Operating margin of 24.0% compared to 26.7% last year
Diluted EPS from continuing operations of $0.42 versus $0.53 last year, down 21% year-over-year	Diluted EPS from continuing operations of $0.95 versus $0.83 last year, up 14% year-over-year
Cash flow from operations increased 155% year-over-year to $106 million

“We are pleased to report another excellent quarter as all four of our strategic pillars - omni-channel, cloud, analytics and artificial intelligence - are powering the strong momentum we are seeing in our business. These pillars have given us the ability to address a much larger market, further widen our industry lead and drive a meaningful shift in market share,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “In the third quarter, recurring revenue accounted for nearly 70% of total revenue and we saw a double-digit sequential increase in cloud revenue compared to the second quarter of 2017.  These solid results were bolstered by CXone, which is the industry’s first fully integrated, open, customer experience cloud platform for companies of all sizes. Since the launch of CXone, which happened just three months ago, we are now addressing cloud opportunities in all market segments, and even more so in the higher end of the market, and our pipeline is rapidly building.  Moreover, we have seen strong growth in our CXone DEVone partner ecosystem, now encompassing over 80 partners, providing further evidence of market acceptance of our platform.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2017 and 2016.

Revenues: Third quarter 2017 total revenues increased 36.1% to $322.8 million compared to $237.2 million for the third quarter of 2016.

Gross Profit: Third quarter 2017 gross profit increased to $207.4 million compared to $159.1 million for the third quarter of 2016, and gross margin was 64.3% compared to 67.1% for the third quarter of 2016.

Operating Income: Third quarter 2017 operating income was $33.1 million compared to $36.0 million for the third quarter of 2016, and operating margin was 10.3% compared to 15.2% for the third quarter of 2016.

Net Income from Continuing Operations: Third quarter 2017 net income and net margin were $26.2 million and 8.1%, respectively, compared to $32.4 million and 13.7%, respectively, for the third quarter of 2016.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the third quarter of 2017 were $0.42, compared to $0.53 in the third quarter of 2016.

Operating Cash Flow and Cash Balance: Third quarter 2017 operating cash flow was $105.8 million. In the third quarter, $4.3 million was used for share repurchases. As of September 30, 2017, total cash and cash equivalents, short term investments and marketable securities were $494.1 million, and total debt was $445.6 million net of issuance costs and the equity component associated with our convertible debt.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2017 and 2016.

Revenues: Third quarter 2017 non-GAAP total revenues were $326.8 million, up 36.0% from $240.3 million for the third quarter of 2016.

Gross Profit: Third quarter 2017 non-GAAP gross profit increased to $232.5 million compared to $173.6 million for the third quarter of 2016, and non-GAAP gross margin was 71.2%, compared to 72.2% for the third quarter of 2016.

Operating Income: Third quarter 2017 non-GAAP operating income increased to $78.3 million compared to $64.2 million for the third quarter of 2016, and non-GAAP operating margin was 24.0% compared to 26.7% for the third quarter of 2016.

Net Income from Continuing Operations: Third quarter 2017 non-GAAP net income increased to $58.9 million compared to $50.7 million for the third quarter of 2016, and non-GAAP net income margin was 18.0% compared to 21.1% for the third quarter of 2016.

Fully Diluted Earnings Per Share from Continuing Operations: Third quarter 2017 non-GAAP fully diluted earnings per share increased 14.5% to $0.95, compared to $0.83 for the third quarter of 2016.

Full Year 2017 Guidance:

For the full year 2017, due to better visibility, the Company is narrowing the expected ranges and increasing the expected midpoints of non-GAAP revenue and non-GAAP earnings per share guidance.

Full year 2017 non-GAAP revenue guidance is expected to be in a range of $1,338 million to $1,350 million and the expected midpoint of non-GAAP revenue guidance increased to $1,344 million. Full year 2017 non-GAAP earnings per share guidance is expected to be in a range of $4.00 to $4.10 and the expected midpoint of non-GAAP earnings per share guidance increased to $4.05.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, November 2nd, 2017 at 8:30 AM ET, 12:30 GMT, 14:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 351 941 47. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 741 301 21.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, and certain business combination accounting entries, amortization of discount on long term debt, realized gain from substantial liquidation of marketable securities and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Ilana Hart, +972 9 775-3818, ilana.hart@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and the risk that we will not be able to successfully execute on the Company’s cloud business strategy and generate profitability. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS of INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$66,931	$68,617	$204,124	$195,277
Services	159,441	155,444	476,093	459,141
Cloud	96,383	13,126	259,700	37,264
Total revenue	322,755	237,187	939,917	691,682

Cost of revenue:
Product	12,944	11,815	39,668	39,786
Services	52,618	61,122	165,892	181,412
Cloud	49,812	5,127	139,152	13,773
Total cost of revenue	115,374	78,064	344,712	234,971

Gross profit	207,381	159,123	595,205	456,711

Operating Expenses:
Research and development, net	45,135	33,606	130,975	100,646
Selling and marketing	87,363	61,878	254,258	176,366
General and administrative	31,197	24,456	91,758	72,227
Amortization of acquired intangible assets	10,566	3,155	31,319	10,412
Total operating expenses	174,261	123,095	508,310	359,651

Operating income	33,120	36,028	86,895	97,060

Finance and other income (expense), net	(4,335)	4,968	(16,713)	11,665

Income from continuing operations before tax	28,785	40,996	70,182	108,725
Taxes on income	2,612	8,554	6,279	15,647
Net income from continuing operations	26,173	32,442	63,903	93,078

Discontinued operations
Loss from discontinued operations	-	(2,143)	-	(2,259)
Net loss from discontinued operations	-	(2,143)	-	(2,259)

Net income	$26,173	$30,299	$63,903	$90,819

Basic earnings per share from continuing operations	$0.43	$0.54	$1.06	$1.56
Basic earnings (loss) per share from discontinued operations	$-	$(0.03)	$-	$(0.04)
Basic earnings per share	$0.43	$0.51	$1.06	$1.52

Diluted earnings per share from continuing operations	$0.42	$0.53	$1.03	$1.53
Diluted earnings (loss) per share from discontinued operations	$-	$(0.03)	$-	$(0.04)
Diluted earnings per share	$0.42	$0.50	$1.03	$1.49

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	60,502	59,765	60,304	59,563
Diluted earnings (loss) per share	62,220	61,119	61,979	60,930

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended September 30,		Year to date September 30,
	2017	2016	2017	2016
GAAP revenues	$322,755	$237,187	$939,917	$691,682
Valuation adjustment on acquired deferred product revenue	37	75	302	1,450
Valuation adjustment on acquired deferred service revenue	824	1,572	3,915	4,004
Valuation adjustment on acquired deferred cloud revenue	3,135	1,454	5,994	4,672
Non-GAAP revenues	$326,751	$240,288	$950,128	$701,808

GAAP cost of revenue	$115,374	$78,064	$344,712	$234,971
Amortization of acquired intangible assets on cost of product	(7,059)	(6,285)	(18,486)	(20,167)
Amortization of acquired intangible assets on cost of services	(987)	(3,208)	(5,354)	(6,681)
Amortization of acquired intangible assets on cost of cloud	(11,756)	-	(33,706)	-
Valuation adjustment on acquired deferred cost of services	371	-	1,133	-
Cost of product revenue adjustment (1,3)	(158)	(124)	(494)	(314)
Cost of services revenue adjustment (1,2,3)	(1,903)	(1,638)	(5,625)	(4,847)
Cost of cloud revenue adjustment (1,2)	(649)	(85)	(2,132)	(207)
Non-GAAP cost of revenue	$94,220	$66,724	$280,048	$202,755

GAAP gross profit	$207,381	$159,123	$595,205	$456,711
Gross profit adjustments	25,150	14,441	74,875	42,342
Non-GAAP gross profit	$232,531	$173,564	$670,080	$499,053

GAAP operating expenses	$174,261	$123,095	$508,310	$359,651
Research and development (1,2,3)	(2,204)	(1,385)	(6,651)	(4,462)
Sales and marketing (1,2,3)	(5,651)	(4,069)	(17,160)	(11,139)
General and administrative (1,2,3)	(1,640)	(5,153)	(7,027)	(13,246)
Amortization of acquired intangible assets	(10,566)	(3,155)	(31,319)	(10,412)
Non-GAAP operating expenses	$154,200	$109,333	$446,153	$320,392

GAAP finance & other income (expense), net	$(4,335)	$4,968	$(16,713)	$11,665
Amortization of discount on long term debt	2,139	-	11,398	-
Realized gain from substantial liquidation of marketable securities	-	(2,711)	-	(2,711)
Non-GAAP finance & other income (expense), net	$(2,196)	$2,257	$(5,315)	$8,954

GAAP taxes on income	$2,612	$8,554	$6,279	$15,647
Tax adjustments re non-GAAP adjustments	14,611	7,228	42,298	23,753
Non-GAAP taxes on income	$17,223	$15,782	$48,577	$39,400

GAAP net income	$26,173	$32,442	$63,903	$93,078
Valuation adjustment on acquired deferred revenue	3,996	3,101	10,211	10,126
Valuation adjustment on acquired deferred cost of service of revenue	(371)	-	(1,133)	-
Amortization of acquired intangible assets	29,381	12,648	88,865	37,260
Share-based compensation (1)	14,016	9,458	40,900	25,714
Re-organization expenses (2)	(3,067)	1,523	(3,067)	3,293
Acquisition related expenses (3)	1,256	1,473	1,256	5,208
Amortization of discount on long term debt	2,139	-	11,398	-
Realized gain from substantial liquidation of marketable securities	-	(2,711)	-	(2,711)
Tax adjustments re non-GAAP adjustments	(14,611)	(7,228)	(42,298)	(23,753)
Non-GAAP net income	$58,912	$50,706	$170,035	$148,215

GAAP diluted earnings per share	$0.42	$0.53	$1.03	$1.53

Non-GAAP diluted earnings per share	$0.95	$0.83	$2.74	$2.43

Shares used in computing GAAP diluted earnings per share	62,220	61,119	61,979	60,930

Shares used in computing Non-GAAP diluted earnings per share	62,220	61,119	61,979	60,930

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2017	2016	2017	2016
	Cost of product revenue	$(158)	$(114)	$(494)	$(304)
	Cost of service revenue	(1,903)	(1,630)	(5,625)	(4,570)
	Cost of cloud revenue	(649)	(85)	(2,132)	(231)
	Research and development	(2,204)	(1,383)	(6,651)	(3,541)
	Sales and marketing	(5,576)	(4,008)	(17,085)	(10,441)
	General and administrative	(3,526)	(2,238)	(8,913)	(6,627)
		$(14,016)	$(9,458)	$(40,900)	$(25,714)

(2)	Re-organization expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2017	2016	2017	2016
	Cost of service revenue	$-	$(1)	$-	$(270)
	Cost of cloud revenue	-	-	-	24
	Research and development	-	-	-	(896)
	Sales and marketing	-	-	-	(150)
	General and administrative	3,067	(1,522)	3,067	(2,001)
		$3,067	$(1,523)	$3,067	$(3,293)

(3)	Acquisition related expenses

		Quarter ended		Year to date
		September 30,		September 30,
		2017	2016	2017	2016
	Cost of product revenue	$-	$(10)	$-	$(10)
	Cost of service revenue	-	(7)	-	(7)
	Research and development	-	(2)	-	(25)
	Sales and marketing	(75)	(61)	(75)	(548)
	General and administrative	(1,181)	(1,393)	(1,181)	(4,618)
		$(1,256)	$(1,473)	$(1,256)	$(5,208)

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2017	2016
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$320,929	$157,026
Short-term investments	53,675	30,287
Trade receivables	195,346	260,220
Prepaid expenses and other current assets	75,173	57,966
Current assets of discontinued operations	2,009	3,734

Total current assets	647,132	509,233

LONG-TERM ASSETS:
Long-term investments	119,472	98,726
Property and equipment, net	114,654	87,678
Deferred tax assets	15,706	14,093
Other intangible assets, net	557,387	618,735
Goodwill	1,302,756	1,284,710
Other long-term assets	18,845	18,701

Total long-term assets	2,128,820	2,122,643

TOTAL ASSETS	$2,775,952	$2,631,876

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan	$-	$21,164
Trade payables	27,163	25,634
Current portion of deferred revenues and advances from customers	201,898	149,801
Accrued expenses and other liabilities	275,921	273,134
Current liabilities of discontinued operations	176	3,077

Total current liabilities	505,158	472,810

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	42,855	22,710
Deferred tax liabilities	98,403	146,952
Long-term debt	445,574	444,016
Other long-term liabilities	28,618	34,056

Total long-term liabilities	615,450	647,734

SHAREHOLDERS' EQUITY	1,655,344	1,511,332

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,775,952	$2,631,876

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$26,173	$30,299	$63,903	$90,819
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	39,153	16,932	115,309	50,332
Stock based compensation	14,016	9,457	40,900	25,714
Amortization of premium and discount and accrued interest on marketable securities	273	714	424	2,355
Deferred taxes, net	(12,646)	(4,815)	(34,188)	(17,512)
Changes in operating assets and liabilities:
Trade Receivables	10,930	(13,691)	72,810	40,678
Prepaid expenses and other current assets	(32,264)	(1,340)	(40,251)	3,428
Trade payables	7,605	(372)	636	4,917
Accrued expenses and other current liabilities	52,829	18,890	17,228	(29,548)
Deferred revenue	1,660	(13,659)	65,176	16,196
Long term liabilities	(3,583)	172	(5,189)	101
Gain on sale and loss on disposal of discontinued operations	-	1,990	-	1,990
Realized gain on marketable securities	-	(2,817)	-	(3,366)
Amortization of discount on long term debt	2,139	-	11,398	-
Other	(461)	(339)	(926)	(283)
Net cash provided by operating activities	105,824	41,421	307,230	185,821

Investing Activities

Purchase of property and equipment	(7,899)	(7,025)	(31,422)	(18,165)
Purchase of Investments	(53,791)	-	(96,017)	(47,221)
Proceeds from Investments	15,610	340,487	51,626	420,965
Capitalization of software development costs	(7,730)	(1,948)	(21,046)	(4,706)
Repayment from sale of discontinued operations	-	(1,990)	-	(1,990)
Payments for business acquisitions, net of cash acquired	(37,880)	-	(37,880)	(151,328)
Net cash provided by (used in) investing activities	(91,690)	329,524	(134,739)	197,555

Financing Activities

Proceeds from issuance of shares upon exercise of share options	4,412	8,092	16,787	21,261
Purchase of treasury shares	(4,267)	(2,924)	(20,314)	(35,017)
Dividends paid	-	(9,568)	(9,637)	(28,604)
Capital Lease payments	-	(515)	-	(695)
Repayment of long term debt	-	-	(260,000)	-
Proceeds from issuance of exchangeable notes	-	-	260,842	-
Net cash provided by (used in) financing activities	145	(4,915)	(12,322)	(43,055)

Effect of exchange rates on cash and cash equivalents	2,028	(912)	3,734	(127)

Net change in cash and cash equivalents	16,307	365,118	163,903	340,194
Cash and cash equivalents, beginning of period	304,622	301,007	157,026	325,931

Cash and cash equivalents, end of period	$320,929	$666,125	$320,929	$666,125

*Certain comparative figures have been reclassified to conform to the current year presentation.